Exhibit 11
RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the Three Months Ended:
	March 31, 2007	March 31, 2006
Basic weighted average shares outstanding	5,164,253	5,447,811

Stock options
Options at $9.95	—	10
Options at $9.87	—	393
Options at $9.50	—	322
Options at $8.81	172	6,771
Options at $8.75	22	106
Options at $6.50	1,838	4,526
Options at $6.45	—	1,183
Options at $6.18	34,684	50,961
Options at $6.00	21,351	41,119
Options at $4.50	1,502	2,513
Options at $3.80	14,457	15,677
Options at $3.13	4,811	8,660
Options at $2.60	—	1,862
Options at $2.20	5,590	15,682
Options at $2.19	32,095	39,994
Options at $1.98	17,325	36,509

Diluted weighted average shares outstanding	5,298,100	5,674,099

Net income ($000’s)	$649	$1,054

Net income per share:
Basic income per share	$0.13	$0.19
Diluted income per share	$0.12	$0.19

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